										OMB APPROVAL
										OMB Number: 3235-0145
										Expires: August 31, 1999
										Estimated average burden
										hours per form 14.90

						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934

				  PharmChem Laboratories, Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						  717133102
						(CUSIP Number)

					Carolyn R. Klasco, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

						June 9, 2000
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /XX/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (10-97)

CUSIP No. 717133102				13D				Page 2 of 12 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Palo Alto Investors
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,369,000
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,369,000
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,369,000
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	24.0%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IA and OO

CUSIP No. 717133102				13D				Page 3 of 12 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Micro Cap Partners, L.P.
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				514,500
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						514,500
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	514,500
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	9.0%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 717133102				13D				Page 4 of 12 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	William Leland Edwards
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	PF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				70,935
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,369,000
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				70,935
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,369,000
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,439,935
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	25%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 717133102				13D				Page 5 of 12 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Banner Partners Minaret
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				379,100
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						379,100
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,369,000
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 717133102				13D				Page 6 of 12 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	William C. Edwards
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				447,643
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						447,643
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	447,643
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	8%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 717133102				13D				Page 7 of 12 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Alan R. Brudos
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				447,643
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						447,643
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	447,643
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	8%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN




CUSIP No. 717133102				13D				Page 8 of 12 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of PharmChem Laboratories, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1505A O'Brien Drive, Menlo Park, CA 94025.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Micro Cap Partners, L.P., a Delaware limited partnership, Palo
Alto Investors ("PAI"), a California corporation, William Leland Edwards ("W.L. Edwards"), Banner Partners Minaret ("Banner"), a California limited partnership, William C. Edwards ("W.C. Edwards") and Alan R. Brudos
("Brudos") (collectively, the "Filers").

(b)	The business address of Micro Cap Partners, L.P., PAI and W.L.
Edwards is 470 University Avenue, Palo Alto, CA 94301. The business address of Banner, W.C. Edwards and Brudos is 3000 Sand Hill Road, Bldg. 1, Ste. 190, Menlo Park, CA 94025.

	(c)	Micro Cap Partners, L.P. is an investment limited partnership, the securities holdings of which are managed by PAI. PAI is an investment adviser registered as such with the Securities and Exchange Commission and serves as the general partner of and investment adviser to Micro Cap
Partners, L.P. W.L. Edwards is the President and controlling shareholder of PAI.

		W.C. Edwards and Brudos are the general partners of Banner. A portion of Banner's assets is managed by PAI pursuant to an investment management agreement, and this filing pertains only to that portion of Banner's assets managed by PAI.

	(d)	During the last five years, none of the Filers has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	W.L. Edwards and W.C. Edwards are citizens of the United States of America.

CUSIP No. 717133102				13D				Page 9 of 12 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser				Source of Funds			Amount

Micro Cap Partners, L.P.	Working Capital			$1,615,313.27
PAI					Funds Under Management	$4,692,800.66
W.L. Edwards			Personal Funds			$  251,585.84
Banner				Working Capital			$1,333.349.48

ITEM 4.	PURPOSE OF TRANSACTION.

W.L. Edwards recently contacted the chief executive officer of the Issuer to discuss the possibility of acquiring additional shares of the Issuer's common stock. No agreement with respect to the additional acquisitions was reached. W.L. Edwards also expressed to the chief executive officer his views and offered his assistance regarding alternatives to maximize shareholder value.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. PAI is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No single client, other than Micro Cap Partners, L.P. and Banner, holds more than 5% of the outstanding Stock.

CUSIP No. 74835F102				13D			Page 10 of 12 Pages


PAI, on behalf of client accounts other than Micro Cap Partners and Banner, effected the following transactions in the Stock in open market transactions on the NASDAQ stock market on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since April 4, 2000:

Purchase								Number			Price
or Sale				Date				of Shares			Per Share

P                       4/4/00                  3,000             3.5000
P                       4/5/00                  3,000             3.5000
P                       4/6/00                 18,000             3.5000
P                       4/7/00                  5,000             3.5000
P                       4/11/00                   700             3.5000
P                       4/14/00                 2,000             3.5000
P                       4/17/00                 3,600             3.5000

CUSIP No. 74835F102				13D			Page 11 of 12 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

PAI is the general partner of Micro Cap Partners, L.P. pursuant to an Agreement of Limited Partnership providing to PAI the authority, among other things, to invest the funds of Micro Cap Partners in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Micro Cap Partners. Pursuant to such Agreement of Limited Partnership, the general partner of Micro Cap Partners is entitled to allocations based on assets under management and realized and unrealized gains.

W.C. Edwards and Brudos are the general partners of Banner pursuant to an Agreement of Limited Partnership providing to Messrs. Edwards and Brudos the authority, among other things, to invest the funds of Banner in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Banner. Pursuant to such Agreement of Limited Partnership, the general partners of Banner are entitled to allocations based on assets under management and realized and unrealized gains.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	June 16, 2000


PALO ALTO INVESTORS				BANNER PARTNERS, L.P.

By:	/s/ William L. Edwards		By:	/s/ William C. Edwards
	William L. Edwards, President		William C. Edwards, General
Partner

							By:	/s/ Alan R. Brudos
/s/ William L. Edwards				Alan R. Brudos, General Partner
William L. Edwards
							/s/ William C. Edwards
							William C. Edwards
MICRO CAP PARTNERS, L.P.
							/s/ Alan R. Brudos
By:	Palo Alto Investors			Alan R. Brudos, General Partner
	General Partner

	By:	/s/ William L. Edwards
		William L. Edwards
		President

CUSIP No. 74835F102				13D			Page 12 of 12 Pages


												EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with transactions by the undersigned of the common stock of PharmChem Laboratories, Inc. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said transactions, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  June 16, 2000

PALO ALTO INVESTORS				BANNER PARTNERS, L.P.

By:	/s/ William L. Edwards		By:	/s/ William C. Edwards
	William L. Edwards, President		William C. Edwards, General
Partner

							By:	/s/ Alan R. Brudos
/s/ William L. Edwards				Alan R. Brudos, General Partner
William L. Edwards
							/s/ William C. Edwards
							William C. Edwards
MICRO CAP PARTNERS, L.P.
							/s/ Alan R. Brudos
By:	Palo Alto Investors			Alan R. Brudos, General Partner
	General Partner

	By:	/s/ William L. Edwards
		William L. Edwards
		President




CRK\4325\002\1104120.01